UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 13, 2024

Commission file number: 001-37891

AC IMMUNE SA

(Exact Name of Registrant as Specified in Its Charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On May 13, 2024, AC Immune SA (the “Company”) entered into an option and license agreement (the “Option and License Agreement”) with Takeda Pharmaceuticals, USA, Inc. (“Takeda”).

Under the Option and License Agreement, the Company granted Takeda an option (the “Option”) to obtain an exclusive license to certain patents and know-how to develop, manufacture, commercialize and otherwise exploit ACI-24.060 and any other active immunotherapy controlled by the Company that is directed to Abeta (the “Exclusive License”). The Option must be exercised by Takeda within a predetermined number of days after the Company’s delivery of certain data relating to the ABATE Phase 1b/2 clinical trial in Alzheimer’s Disease and in Down Syndrome. The Exclusive License will not be effective unless Takeda exercises the Option and upon the satisfaction of customary closing conditions (the “Option Effective Date”). If Takeda does not exercise the Option before the end of the time period described above, the Option and License Agreement will automatically terminate.

Pursuant to the Option and License Agreement, Takeda is required to pay the Company an upfront payment of $100 million. If Takeda exercises the Option and the Option Effective Date occurs, Takeda is required to pay the Company a one-time Option exercise payment in the low-to-mid nine-figure range. With the Option exercise payment and additional potential development, commercial and sales-based milestones, the Company would be eligible to receive up to approximately $2.1 billion in aggregate. The Company is also entitled to tiered royalties in the mid-to-high teens percentages on worldwide net sales.

Under the terms of the Option and License Agreement, Takeda will perform certain CMC development activities relating to ACI-24.060 at its own cost. From and after the Option Effective Date, Takeda agrees to use commercially reasonable efforts to develop, obtain regulatory approval for, and commercialize, at least one licensed product in the U.S.

If Takeda exercises the Option, the Option and License Agreement will terminate on the date of expiration of the last royalty term. Each party has the right to terminate the Option and License Agreement (a) in the event of the other party’s uncured material breach or (b) upon certain insolvency events of the other party. Takeda may terminate the Option and License Agreement (i) immediately if Takeda in good faith determines it is not advisable for Takeda to continue to develop or commercialize one or more licensed products due to safety concerns or (ii) for any reason with 90 days’ written notice to the Company.

This report on Form 6-K (but not Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-227016, 333-249655, 333-255576 and 333-277940) and the registration statements on Form S-8 (File Nos. 333-213865, 333-216539 and 333-233019) of AC Immune SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated May 13, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

	By:	/s/ Andrea Pfeifer
Name: Andrea Pfeifer
Title: Chief Executive Officer

	By:	/s/ Christopher Roberts
Name: Christopher Roberts
Title: Chief Financial Officer

Date: May 13, 2024